

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2014

Via E-mail
Thomas Meyer
Chief Executive Officer
Auris Medical Holding AG
Falknerstrasse 4
4001 Basel, Switzerland

>   **Re: Auris Medical Holding AG**
>   **Registration Statement on Form F-1**
>   **Filed June 27, 2014**
>   **File No. 333-197105**

Dear Mr. Meyer:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors
Risks Related to Our Reliance on Third Parties
We have several areas of disagreement with Xigen, and consequently our relationship…, page 25

1. We note your inclusion of an additional risk factor in relation to certain areas of disagreement with Xigen, the party from which you have licensed the intellectual property covering one of your primary product candidates, AM-111. We note, in particular, your disclosure in this risk factor that disagreements with Xigen could result in the potential loss of your right to commercialize AM-111. Please revise the heading of your risk factor to reflect that you could potentially lose your rights to commercialize AM-111 as a result of the disagreements with Xigen. Please also include a brief discussion of the disagreements with Xigen and the possible results of such disagreements under the heading "Risks Associated with Our Business" in your prospectus summary. In addition, where you discuss the intellectual property you have licensed from Xigen in relation to AM-111 on page 91, please include a discussion of

your disagreements and the how such disagreements could impact your intellectual
property rights for AM-111.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Contractual Obligations and Commitments, page 64</u>

2. Please revise your disclosure to include the amounts of all potential milestone payments,
    including those described on page 56, and clarify the key events that might obligate you
    to make these payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

   You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

                                                    Sincerely,

                                                    /s/ *Bryan J. Pitko* for

                                                    Jeffrey P. Riedler
                                                    Assistant Director

cc: Via E-mail
        Richard D. Truesdell, Esq.
        Davis Polk & Wardwell LLP